EXHIBIT 1.1

No. 77536

THE COMPANIES ACTS 1862 TO 1900
and
THE COMPANIES ACTS 1948 TO 1981
and
THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

MEMORANDUM

(Altered by Special Resolutions passed on
the 29th day of July, 1970, the 26th day of July, 1988,
the 24th day of July, 1990 and the 15th day of April 1999
and by a resolution of the directors
passed on the 2nd day of March 1982)

ARTICLES OF ASSOCIATION

(Adopted by Special Resolution passed on
the 16th day of April 1997, as amended by Special Resolutions passed on the 29th day of April 1998, the 15th day of April 1999, the 10th day of April 2001 and the 9th day of April 2002)

of

REED ELSEVIER PLC

Incorporated the 28th day of May, 1903

#

MEMORANDUM

OF

ASSOCIATION

The Companies Acts, 1862 to 1900

AND
The Companies Acts 1948 to 1981

AND

The Companies Act, 1985

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

REED ELSEVIER PLC

(as altered by Special Resolutions passed on the 29th day of July, 1970, the 26th day of July, 1988, the 24th day of July, 1990 and the 15th day of April 1999 and by a resolution of the directors passed on the 2nd day of March, 1982)

1.

The name of the Company is “REED ELSEVIER PLC.”*

2.

The Company is to be a public company.

3.

The registered office of the Company will be situate in England.

4.

The objects for which the Company is established are:

(A)

To carry on business as a holding company and to acquire and hold shares, stocks, debentures, debenture stocks, bonds, mortgages, obligations and other securities of any kind issued by any company, corporation or undertaking of whatever nature and wherever constituted or carrying on business.

(B)

To carry on all or any of the businesses of publishers, producers, distributors, proprietors, wholesalers or retailers of books, periodicals, magazines, newspapers, journals, circulars, works of reference, advertising literature and any other forms of publication, in any medium whatsoever: to own, organise, operate and manage exhibitions, trade shows, conferences and seminars and to conduct any related activities: to manage and market information databases held in hard copy or electronically processed from; to act as advertising agents, literary agents and manufacturers and dealers in any materials used in connection with any businesses referred to in this Clause; and to acquire, sell, hold, license and otherwise deal in copyright and any other rights in artistic, literary or musical works of any kind whatsoever.

(C)

To co-ordinate the administration, policies, management, research, trading and any and all other activities of and to act as financial advisers and consultants to any company or group of companies now or hereafter formed or incorporated or acquired and to perform any services or undertake any duties to or on behalf of and in any other manner assist any such company or group and either without remuneration or on such terms as to remuneration as may be agreed.

(D)

To carry on any business by means, or through the agency of any subsidiary company or companies, and to enter into any arrangement with any such subsidiary company for taking the profits and bearing the losses of any such business, or for financing any such subsidiary company.

(E)

To carry on business as importers, exporters, manufacturers and merchants of, dealers in, brokers of and agents for any materials or products manufactured, processed or dealt in in any business carried on by the Company or any of its subsidiary companies or required or used for the purposes of any such business including plant, machinery and tools of all kinds and to carry on the business of general merchants and dealers.

(F)

To carry on business as concessionaires and to undertake, carry on and execute all kinds of financial, commercial, trading, trust, exploitation, agency and other operations, and to advance or provide money with or without security to concessionaires, inventors, patentees and others for the purpose of improving and developing or assisting to improve and develop any concessions, lands or rights or of experimenting in regard to or testing or developing any invention, design or process, industrial or otherwise.

(G)

To carry on the business of carriers by air, sea, road, railway, canal or otherwise and to own transport facilities of every kind.

(H)

To act as managing agents for and as management and technical consultants to any business and to execute, carry out, improve, work, develop, administer, maintain, manage or control works and conveniences of all kinds and to contribute or render technical assistance to or assist in the carrying out or establishment, maintenance, improvement, management, working, control or superintendence of any such business.

(I)

To carry on either in connection with any of the businesses aforesaid or independently thereof any trade or business which may seem to be capable of being conveniently carried on in connection therewith or calculated to enhance the value of or render more profitable any part of the Company’s undertaking or property, or to further the objects of the Company.

(J)

To acquire, construct, carry out, maintain and use railways, tramways, docks, harbours, piers, wharves, canals, reservoirs, embankments and irrigations, reclamations, improvements, sewage, drainage, sanitary, water, gas, electric light, telephonic and electrical power works, warehouses and all other works which may be conducive to the interests of the Company.

(K)

To purchase or otherwise acquire estates, lands, forests, timber licences, mines, quarries or interests in the same in any part of the world, and to work and develop the same.

(L)

To purchase or otherwise acquire for any estate or interest any property or assets or any concessions, licences, grants, patents, know-how, trade marks or other exclusive or non-exclusive rights of any kind which may appear to be necessary or convenient for any business of the Company, and to develop and turn to account and deal with the same in such manner as may be thought expedient, and to make experiments and tests and to carry on all kinds of research work.

(M)

To subscribe for, underwrite, purchase or otherwise acquire, and to hold, dispose of and deal with the shares, stock, securities and evidences of indebtedness or of the right to participate in profits or assets or other similar documents issued by any government, authority, corporation or body, or by any company or body of persons, and any options or rights in respect thereof, and to buy and sell foreign exchange.

(N)

To borrow and raise money and to secure or discharge any debt or obligation of or binding on the Company in such manner as may be thought fit and in particular by mortgages and charges upon the undertaking and all or any of the property and assets (present and future) and the uncalled capital of the Company, or by the creation and issue on such terms and conditions as may be thought expedient of debentures, debenture stock or other securities of any description.

(O)

To draw, make, accept, endorse, discount, negotiate, execute and issue, and to buy, sell and deal in bills of exchange, promissory notes and other negotiable or transferable instruments.

(P)

To amalgamate or enter into partnership or any joint purse or profit-sharing arrangement with and to co-operate in any way with or assist or subsidise any company, firm or persons, and to purchase or otherwise acquire and undertake all or any part of the business, property and liabilities of any person, body or company carrying on any business which the Company is authorised to carry on or possessed of any property suitable for the purposes of the Company.

(Q)

To promote or concur in the promotion of any company, the promotion of which shall be considered desirable.

(R)

To lend money to and guarantee the performance of the contracts or obligations of any company, firm or person, and the payment and repayment of the capital and principal of, and dividends, interest or premiums payable on, any stock, shares and securities of any company, whether having objects similar to those of the Company or not, and to give all kinds of indemnities.

(S)

To sell, lease, grant licences, easements and other rights over, and in any other manner deal with or dispose of, the undertaking, property, assets, rights and effects of the Company or any part thereof for such consideration as may be thought fit, and in particular for stocks, shares or securities of any other company whether fully or partly paid up.

(T)

To procure the registration or incorporation of the Company in or under the laws of any place outside England.

(U)

To subscribe or guarantee money for any national, charitable, benevolent, public, general or useful object or for any exhibition, or for any purpose which may be considered likely directly or indirectly to further the objects of the Company or the interests of its members.

(V)

To grant pensions or gratuities to any employees or ex-employees and to officers and ex-officers (including Directors and ex-Directors) of the Company or its predecessors in business, or the relations, connections or dependants of any such persons, and to establish or support associations, institutions, clubs, funds and trusts which may be considered calculated to benefit any such persons or otherwise advance the interests of the Company or of its members, and to establish and contribute to any scheme for the purchase by trustees of shares in the Company to be held for the benefit of the Company’s employees (including Directors holding a salaried employment or office in the Company or any subsidiary company), and to lend money to the Company’s employees (other than Directors) to enable them to purchase shares of the Company and to formulate and carry into effect any scheme for sharing the profits of the Company with its employees or any of them.

(W)

To do all or any of the things and matters aforesaid in any part of the world, and either as principals, agents, contractors, trustees or otherwise, and by or through trustees, agents or otherwise, and either alone or in conjunction with others.

(X)

To do all such other things as may be considered to be incidental or conducive to the above objects or any of them.

And it is hereby declared that the objects of the Company as specified in each of the foregoing paragraphs of this clause (except only if and so far as otherwise expressly provided in any paragraph) shall be separate and distinct objects of the Company and shall not be in anywise limited by reference to any other paragraph or the order in which the same occur or the name of the Company.

5.

The liability of the Members is limited.

6.

The capital of the Company is £183,931,647, divided into 1,471,453,176 shares of 12.5p each.

We, the several persons whose names and addresses are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	Number of Shares taken by each Subscriber
Preference Shares
ALBERT E. REED 50, Cannon Street, London EC Paper Manufacturer.	Fifty
HENRY HOLLOWAY, Victoria Wharf, Belvedere Road, London SE Contractor.	Fifty
WILLIAM A. POSNETT, 239 Long Lane, London SE Leather Manufacturer.	Fifty
CHARLES L. STEVENS Tovil Mills, Maidstone (Manager, Paper Mills).	Fifty
STANLEY COUSINS, 50 Cannon Street, London EC Paper Salesman.	Fifty
FRANK FERGUSON EDWARDS, 50 Cannon Street, London EC Accountant.	One
ALBERT G. MICKLEBURGH, 50 Cannon Street, London EC Secretary to Public Company.	One

Dated the 26th day of May, 1903.

Witness to the signatures of all the above subscribers:

JAS BOURNE BENSON,
1, Clement’s Inn, WC
Solicitor